UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on March 31, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      On May 10, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on March 31, 2004. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2004, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages
Consolidated Financial Statements as of March 31, 2004	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended March 31, 2004	8-23

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2004 AND 2004

	2003	2004	2004
	ThCh$	ThCh$	ThUS$

ASSETS
Current assets
Cash	1,367,491	3,287,516	2,218
Time deposits	28,938,973	31,981,638	46,948
Marketable securities	17,549,492	6,613,918	28,470
Accounts receivable	32,195,892	32,819,101	52,231
Notes receivable	50,532	403,357	82
Sundry accounts receivable	4,276,572	2,709,089	6,938
Accounts and notes receiv. from equity-method investees and other companies	3,688,523	230,428,581	5,984
Inventories	10,017,411	20,205,193	16,251
Recoverable taxes	1,822,736	5,544,351	2,957
Prepayments	1,300,279	5,111,810	2,109
Deferred taxes	579,406	651,715	940
Other current assets	190,544,877	15,872,340	309,120
Total current assets	292,332,184	355,628,609	474,250
Property, Plant and Equipment
Land	9,035,670	8,495,185	14,659
Constructions and infrastructure	737,342,739	819,460,150	1,196,189
Machinery and equipment	937,490,900	1,013,083,034	1,520,889
Other property, plant and equipment	8,517,871	11,522,392	13,819
Technical revaluation	37,110,807	42,004,647	60,205
Depreciation	-538,866,558	(551,519,214)	(874,202)
Net property, Plant and Equipment	1,190,631,429	1,343,046,194	1,931,558
Other Non-Current Assets
Investment in equity-method investees and other companies	119,597,234	122,684,742	194,022
Goodwill	8,151,168	9,183,875	13,224
Negative goodwill	0	0	0
Long-term accounts receivable	7,948,961	8,183,611	12,896
Long-term receivables from equity-method investees and other companies	3,164,295	4,794,968	5,133
Deferred long-term taxes	0	0	0
Intangibles	5,901,264	5,844,150	9,574
Amortization of intangibles	-4346930	-4114775	-7,052
Other	59,514,081	64,264,487	96,550
Total other non-current assets	199,930,073	210,841,058	324,346

TOTAL ASSETS	1,682,893,686	1,909,515,861	2,730,153

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2004 AND 2004
	2003	2004	2004
LIABILITIES AND	ThCh$	ThCh$	ThUS$
SHAREHOLDERS' EQUITY
Current Liabilities
Short-term bank liabilities	9,701,364	2,005,922	3,254
Short-term portion of long-term bank liabilities	15,649,506	11,711,790	19,000
Notes payable	34,133,071	221,714,688	359,687
Short-term portion of long-term liabilities	13,081,356	1,698,208	2,755
Dividends payable	137,302	118,275	192
Accounts payable	38,729,526	39,499,004	64,079
Notes payable	0	0	0
Sundry payable	988	169336	275
Accounts and notes payable to equity-met. inv. and ot. cos.	1,209,679	1,094,554	1,776
Provisions	6,034,217	17,506,675	28,401
Withholdings	1,449,013	1,453,480	2,358
Income Taxes payable	1214063	34,757	56
Uninvoiced income	355,405	18,829	31
Total current assets	121,695,490	297,025,518	481,864
Long-Term Liabilities			0
Long-term bank liabilities	241,108,589	176,046,684	285,600
Notes payable	679,203,068	401,685,346	651,653
Notes payable	3,865,598	641,037	1,040
Long-term payables to equity-met. inv. and ot. cos.	0	0	0
Provisions	22,732,021	10,220,422	16,581
Deferred long-term taxes payable	16,924,180	16,380,650	26,574
Other	26,333,999	15,530,588	25,195
Total long-term liabilities	990,167,455	620,504,727	1,006,643
Minority Interest	7,355,536	6,790,765	11,017
Shareholders' Equity			0
Paid-in capital	654,074,615	660,615,361	1,071,714
Technical revaluation reserve	3,270,373	(3,303,077)	(5,359)
Share premium	29,389,136	29,387,674	47,676
Other reserves	50,710,537	53,380,661	86,599
Retained earnings	52,852,719	18,492,057
Future dividends reserve	4,853,438	5,265,559	8,542
Acummulated earnings	32,578,480	2,626,076	4,260
Net income for the period	15,420,801	10,600,422	17,197
Interim dividends	0	0	0
Total shareholders' equity	790,297,380	758,572,676	1,230,630
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	1,909,515,861	1,682,893,686	2,730,153

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED MARCH 31
	2003	2004	2004
	ThCh$	ThCh$	ThUS$

Operating results:
Operating revenue	94,508,252	91,147,333	147,868
Operating expense	(58,505,087)	(56,769,409)	(92,097)

Gross profit	36,003,165	34,377,924	55,771

Administration and sales costs	(4,274,798)	(4,201,632)	(6,816)

Operating income	31,728,367	30,176,292	48,955

Non-Operating results
Financial income	11,037,472	3,127,135	5,073
Share of net income of equity-met. inv. and ot. cos.	518,056	950,560	1,542
Other non-operating income	572,836	2,055,865	3,335
Share of loss of equity-met. inv. and ot. cos.	(954,976)	(1,396,583)	(2,266)
Amortization of goodwill	(194,319)	(190,206)	(309)
Financial expense	(16,508,830)	(11,973,444)	(19,424)
Other non-operating expenses	(3,416,755)	(6,618,233)	(10,737)
Price-level restatement	(4,695,045)	(923,028)	(1,497)
Foreign exchange variation	6,439,247	4,459,150	7,234
Non-operating income (expense)	(7,202,314)	(10,508,784)	(17,048)

Income before income taxes and minority interest	24,526,053	19,667,508	31,907
Income taxes	(8,746,390)	(8,758,893)	(14,210)
Minority interest	(358,862)	(308,193)	(500)
Amortization of negative goodwill	0	0	0

Net income	15,420,801	10,600,422	17,197

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED MARCH 31

	Current	Current	Current
	From 01.01.2003	From 01.01.2004	From 01.01.2004
	To 03.31.2003	To 03.31.2004	To 03.31.2004
	ThCh$	ThCh$	ThUS$
Collection of accounts receivable	108,737,093	91,033,653	147,684
Financial income received	544,215	3,035,537	4,925
Dividends and other distributions received	0	0	0
Others Income received	1,314,662	1,582,249	2,567
Payment to suppliers and personnel	(59,716,335)	(47,731,663)	(77,435)
Financial expenses	(20,137,364)	(17,771,384)	(28,830)
Payments for income taxes	(279)	(47,772)	(78)
Others expenses	(4,494,385)	(5,281,831)	(8,569)
VAT and Others Similar Items paid	(7,190,907)	(6,588,726)	(10,689)
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,056,700	18,230,063	29,575
Proceeds from issuance of shares	0	0	0
Borrowings from banks and others	0	0	0
Proceeds from issuance of notes	0	246,201,551	399,412
Others borrowings from equity-met. inv. and ot. cos.	0	0	0
Others	1,559,145	458,076	743
Dividends paid	(6,792)	(57,333,164)	(93,011)
Capital decrease	0	0	0
Payments of loans	(5,702,252)	(4,572,363)	(7,418)
Payments of notes	0	(188,379,892)	(305,608)
Payments of loans from equity-met. inv. and ot. cos.	0	0	0
Others financing activities	(350,957)	(17,129,995)	(27,790)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(4,500,854)	(20,755,787)	(33,672)
Sales of properties, plants and equipments	18,961	25,071	41
Sales of permanent investments	0	0	0
Sales of other investments	404,894	136,704	222
Proceeds from loans to equity-met. inv. and ot. cos.	69,121	177,078,750	287,274
Other investing activities	388,679	163,208	265
Acquisition of fixed assets	(447,171)	(2,034,589)	(3,301)
Payment of capitalized interest	(54,127)	(7,363)	(12)
Permanent Investments	(268,468)	(61,754)	(100)
Investment in financial instruments	(2,163,957)	(7,893,262)	(12,805)
Loans to equity-met. inv. and ot. cos.	(9,820,382)	0	0
Others investing activities	(2,199,863)	(6,370,459)	(10,335)
NET CASH (USED)/GENERATED IN INVESTING ACTIVITIES	(14,072,313)	161,036,306	261,249
NET (DECREASE)/INCRESE IN CASH AND CASH EQUIVALENTS	483,533	158,510,582	257,151
Price-level restatement of cash and cash equivalent	2,441,669	3,858,932	6,260
NET (DECREASE)/INCRESE OF CASH AND CASH EQUIVALENTS	2,925,202	162,369,514	263,412
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	39,304,276	56,999,189	92,470
CASH AND CASH EQUIVALENTS AT END OF PERIOD	42,229,478	219,368,703	355,881

RECONCILIATION BETWEEN NET INCOME FOR
THE PERIOD AND NET CASH FLOWS PROVIDED
BY OPERATING ACTIVITIES

	Current	Current	Current
	From 01.01.2003	From 01.01.2004	From 01.01.2004
	To 03.31.2003	To 03.31.2004	To 03.31.2004
	ThCh$	ThCh$	ThUS$

Net income	15,420,801	10,600,422	17,197
Sales of Assets	(18,961)	(9,314)	(15)
Gain on sales of property, plant and equipment	0	(9,314)	(15)
Gain on sales of investments	(18,961)	0	0
Losses on sales of investements	0	0	0
Gain on sales of others assets	0	0	0
Adjustments to reconcile net income to
net cash provided by operating activities	13,684,237	12,272,644	19,910
Depreciation	0	11,600,588	18,820
Amortization of intangibles	12,415,224	807,078	1,309
Provisions and write-offs	218,409	3,903,638	6,333
Participation in net income of equity-met. inv. and ot. cos.	563,526	(950,560)	(1,542)
Participation in net loss of equity-met. inv. and ot. cos.	(518,056)	1,396,583	2,266
Amortization of goodwill	954,976	190,206	309
Amortization of negative goodwill	194,319		0
Price-level restatement	0	923,028	1,497
Exchange difference	4,695,045	(4,459,150)	(7,234)
Others credits to income that do not represent cash flow	(6,439,247)	(1,138,767)	(1,847)
Others debts to income that do not represent cash flow	1,600,041	0	0
Change in operating assets	(12,275,894)	(5,715,247)	(9,272)
Increase of accounts receivable	(3,641,448)	(6,420,533)	(10,416)
Increase of inventories	2,890,169	1,412,836	2,292
Decrease of others assets	(11,524,615)	(707,550)	(1,148)
Change in operating liabilities	1,887,655	773,366	1,255
Increase (decrease) of accounts payable to equity-met. inv. and ot. cos.	(3,222,454)	(1,961,959)	(3,183)
Increase (decrease) of interest payable	(2,380,362)	(5,347,337)	(8,675)
Increase (decrease) net of income taxes payable	7,435,166	8,999,984	14,601
Increase in others accounts payable related to non-operating results	558,621	445,317	722
Increase (decrease) of VAT and other similar payables	(503,316)	(1,362,639)	(2,211)
Income of minority interest in net income	358,862	308,193	500
Net cash provided by operating activities	19,056,700	18,230,063	29,575

Management and Discussion Analysis

Results of AES Gener S.A. at March 31, 2004

The following section analyzes the consolidated financial statements of AES Gener S.A. ("Gener") at March of the year 2004, and explains the most important changes that have occurred with respect to same period of the previous year. We also provide a summary of the information contained in those statements. All currency amounts are expressed in constant Chilean pesos at March 31, 2004, purchasing power, therefore, all comparisons refer to real changes between that date and March 31, 2004.

Our assets and liabilities have been valued and presented according to standards and accounting criteria explained in detail in the respective notes to our consolidated financial statements.

I. Summary

At March 31, 2004 we recorded a net income of Ch$10,600 million, while during the first quarter of the year 2003 we recorded a net income of Ch$ 15,421 million. This Ch$4,821 million variation is due to the decrease by Ch$1,552 million in operating income as result of higher costs related to fuel consumption and lower capacity revenues, Ch$3,306 million higher losses in non-operating income, Ch$13 million higher taxes and $50 million lower minority interests losses.

During the first quarter of 2004, we executed several significant elements of the comprehensive debt restructuring program announced at the end of 2003. This program contemplated (i) the repayment of the intercompany loan or mercantile account owed to Gener by Inversiones Cachagua Limitada, our parent company; (ii) the issuance of new long-term bonds in the International capital markets; (iii) the repurchase by Gener of up to U.S. $700 million of notes pursuant to three separate tender offers for each of its (a) Yankee Bonds due in 2006, (b) Chilean convertible notes due in 2005 and (c) U.S. Convertible notes due in 2005 (together with the Chilean convertible notes, the "Convertible Notes"); (iv) the restructuring of the debt of our Argentine subsidiaries TermoAndes and InterAndes; (v) the capital increase of Gener whereby existing shareholders would be offered the opportunity to buy their pro rata of a new Gener share issuance; and (vi) the redemption of any Convertible Notes that were not purchased in the tender offers described above. The mercantile account was repaid in February. The new bond issuance, which raised U.S. $400 million of gross proceeds, was consummated in March. As of March 31, we had purchased U.S. $145 million of Yankee Bonds and U.S. $157 million of Convertible Notes pursuant to the tender offers described above.

In addition, in April, we repurchased an additional U.S. $55 million of Convertible Notes and closed the restructuring of the TermoAndes and InterAndes debt. In the second half of May, Gener's capital increase was commenced, Cachagua subscribed for U.S. $98 million of new Gener shares and the Convertible Notes which were not repurchased pursuant to the tender offers were redeemed by Gener.

II.    Comparative Analysis and Explanation of the main tendencies observed

    Liquidity
		March	March
Liquidity		2004	2003
Current assets/current liabilities	(times)	0.98	2.92
Adjusted liquidity ratio	(times)	0.16	0.34

    Liquidity ratio decreased from 2.92 to 0.98, due to the following: i) a decrease in current assets by 18% due to decrease of Ch$226,740 million in documents and accounts receivables from affiliate companies, particularly the line associated to the mercantile current account payment received from Inversiones Cachagua, which funds were used to pay the advanced voluntary redemption of our Yankees Bonds and our Convertibles Notes, ii) 144% increase in current liabilities, which is mainly explained by the transfer to short term of outstanding Convertible Notes, due in March of 2005.

    The adjusted liquidity ratio considers the relation between available resources, long-term deposits and marketable securities with current liabilities. The adjusted liquidity ratio decreased mainly due to an increase in short term notes as a result of the transfer of Convertible Notes balance from long-term to short-term liabilities. Other current assets items are not considered in this ratio, although it includes investments of Ch$179,342 million in repurchase agreement rights.

    Indebtedness

		March	March
Indebtedness		2004	2003
Total liabilities / Equity	(times)	1.20	1.39
Current liabilities/Total liabilities	(times)	0.32	0.11
Long term liabilities /Total liabilities	(times)	0.68	0.89
Total liabilities	(million)	917,530	1,111,863
Coverage financial expenses	(times)	2.75	2.49

    Ratios between liability and equity decreased as a consequence of amortizations performed during 2003 and the first quarter of 2004. Liabilities decreased by Ch$194,333 million, while equity decreased by Ch$31,724 million explained by lower retained earnings due to a dividend payment in February of 2004.

    Short-term liabilities showed a net increase of Ch$175,330 million, explained by an increase in notes payable of Ch$187,582 million, basically due to the transfer of Convertible Notes to short-term and provisions of Ch$11,472 million related to the Chilean Convertible Notes' non-conversion premium. These variations were offset by a: i) decrease in long term liabilities with short term maturity by Ch$11,383 million, (ii) decrease in import duties owed by our subsidiaries Norgener and Eléctrica Santiago, iii) decrease in banking and financial liabilities by Ch$11,633 million (basically related to the maturity of ABN Amro Bank loan in January of 2004), and iv) decrease by Ch$708 million in others current assets items.

    Long-term liabilities, registered a decrease of 37% (equivalent to Ch$369,663 million), due to a decrease in: (i) notes payable in the amount of Ch$277,518 million, as a result of (a) the advanced voluntary redemption of the Yankees notes (Ch$112,563 million), (b) the transfer of convertibles notes to short-term (Ch$348,690 million), (c) the decrease in liabilities of our subsidiaries TermoAndes and InterAndes (Ch$56,248 million) and (d) the decrease in liabilities for Eléctrica Santiago notes related to the variation in exchange rate and indexed unit of account (Ch$6,581 million), all of which decreases were offset by the issuance in February of a new long-term international note (Ch$246,564 million); (ii) banking and financial liabilities in the amount of Ch$65,062 million, mainly due to loan amortization by our Chivor subsidiary under a syndicated bank loan led by Bank of America; (iii) provisions, mainly due to short term provisions transfer of non-conversion premium associated with the Chilean Convertible Notes; and (iv) in the amount of an additional Ch$14,571 million, basically related to less liabilities of our subsidiaries Norgener and Eléctrica Santiago.

    The ratio represented by short-term liabilities over total liabilities increased as a consequence of the transfer to short term of Convertible Notes due in March of 2005, which will be completely redeemed by May 31, 2004.

    The coverage of financial expenses improved as a consequence of the decrease in financial expenses by Ch$4,535 million, which offsets the annual balance before taxes decrease in the amount of Ch$3,549 million.

    Activity
		March	March
Capital		2004	2003
Shareholders' equity	(million)	758,573	790,297
Net property, land and equipment	(million)	1,190,631	1,343,046
Total assets	(million)	1,682,894	1,909,516

    Results
		March	March
Results		2004	2003
Operating income	(million)	91,147	94,508
Operating costs	(million)	(56,769)	(58,505)
Operation income	(million )	30,176	31,728
Financial expenses	(million )	(11,973)	(16,509)
Non operating income	(million )	(10,509)	(7,202)
R.A.I.I.D.A.I.E. (1)	(million )	16,322	22,976
E.B.I.T.D.A. operational(2)	(million )	42,584	44,362
Gains (loss) of the period	(million)	10,600	15,421

    (1) Corresponds to the following entries of income statement: Results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

    (2) Corresponds to the following entries of income statement: Operation income, plus depreciation of fiscal year and goodwill amortization.

    Operating Revenues

    Our consolidated operating revenues decreased by Ch$3,361 million to Ch$91,147 million for the three-month period ended March 31, 2004 from Ch$94,508 million for the same period in 2003. This decrease was mainly due to (1) a Ch$2,982 million decrease in revenue from fuel sales, technical assistance to third parties and other similar items, including decreased coal sales to Guacolda and decreased steam and gas sales, and (2) a Ch$379 million decrease in revenue from energy and capacity sales, mainly in the SING, as the result of a power settlement effective in February 2003.

    For the three-month period ended March 31, 2004, the contributions to total sales in the different markets in which we operate were as follows: SIC 47%, SING 21%, Colombia 25% and fuel sales and technical assistance to third parties 6%.

    Physical energy sales expressed in GWh for the three-month periods ended March 31, 2003 and 2004 were distributed as follows:

	2003		2004
SIC	1,824	43%	1,563	44%
SING	706	17%	673	19%
R.M. 88/2003 sales	38	1%	34	1%
Colombia	1,642	39%	1,289	36%
Total	4,210		3,559

    Chile

    Revenues from the Chilean electricity sector decreased to Ch$62,345 million for the three-month period ended March 31, 2004 from Ch$63,260 million for the same period in 2003 for the reasons described below.Sistema

    Interconectado Central (SIC):

    Revenues from the electricity business in the SIC increased by Ch$3,652 million to Ch$43,223 million for the three-month period ended March 31, 2004 from Ch$39,572 million for the same period in 2003. This increase was primarily due to a Ch$3,673 million increase in revenue from energy sales during the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of an increase in physical sales of electricity of 264 GWh, which offset a 3% decrease in the average sales price. The 16% increase in physical sales of electricity in the SIC during the first quarter 2004 as compared to the first quarter of 2003 was due to higher sales to regulated clients and the CDEC-SIC, which were partially offset by the termination of the Hidroelectrica Guardia Vieja contract. Revenues from capacity sales decreased by Ch$22 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of a 3% decrease in the average sales price, partially offset by an increase in physical sales of 85 MW.

    Sistema Interconectado del Norte Grande (SING):

    Revenues generated by Gener and Norgener in the SING decreased by Ch$4,567 million to Ch$19,122 million for the three-month period ended March 31, 2004 from Ch$23,689 million for the same period in 2003. This decrease was primarily due to a Ch$4,145 million decrease in revenues from capacity sales as well as a Ch$419 million decrease in revenue from energy sales, although physical sales of electricity in the SING during the first quarter of 2004 increased by 5% as result of higher sales to the Zaldivar, Lomas Bayas and Escondida mining companies and sales to the CDEC-SING. Our capacity revenues decreased in the first quarter of 2004 as compared to the first quarter of 2003 as a result of (1) a Ch$2,351 million increase in revenues during February 2003 relating to a capacity readjustment, which did not recur in 2004, and (2) a Ch$1,979 million decrease in capacity sales revenues in the first quarter of 2004 as compared to the same period in 2003 as a result of an 8% decrease in the average sales price, which was not offset by the 33 MW increase in sales volume in the first quarter of 2004.

    Sistema Interconectado Nacional Colombiano (SIN):

    Chivor's revenues increased by Ch$536 million to Ch$23,190 million for the three-month period ended March 31, 2004 from Ch$22,654 million for the same period in 2003 as a result of higher revenues from spot sales. Physical energy sales increased 353 GWh for the first quarter of 2004 as compared to the same period in 2003 primarily due to higher sales volumes on the spot market, although the average sales price was lower. In Colombia, the average sales price paid by contracted customers increased to Ch$81/kWh for the first quarter of 2004 from Ch$73/kWh for the first quarter of 2003, while sales on the spot market averaged Ch$68/kWh during the first quarter of 2004 as compared to Ch$73/kWh for the first quarter 2003.

    Other Businesses:

    Revenues associated with other lines of business decreased by Ch$2,982 million to Ch$5,612 million for the three-month period ended March 31, 2004 from Ch$8,594 million for the same period in 2003, primarily due to a Ch$1,765 million decrease in revenues from coal sales to Guacolda, which was equivalent to 65,000 metric tons, a Ch$773 million decrease in gas sales to third parties, a Ch$268 million decrease in steam sales and a Ch$176 million decrease in other sales.

    Operating Costs

    The following table shows our fixed and variable operating costs as a percentage of total operating costs for the three-month periods ended March 31, 2003 and 2004.

	January to March (MMCh$)
	2004		2003
Variable operating costs	39,860	70%	41,136	70%
Fixed operating costs	16,909	30%	17,370	30%
TOTAL	56,769	100%	58,505	100%

    For the three-month periods ended March 31, 2004, operating costs decreased by Ch$1,736 million, or 3%, mainly as a result of a decrease in costs relating to energy purchases and fuel sales, partially offset by higher costs of fuel consumed and capacity purchases.

    Variable Costs

    Variable costs decreased by Ch$1,275 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of a Ch$7,235 million decrease in energy purchase costs and a Ch$4,069 million decrease in fuel sale costs, offset by a Ch$7,130 million increase in the cost of fuel consumed, a Ch$2,040 million increase in capacity purchases and a Ch$860 million increase in transmission system usage and other items.

    Chile

    Thermal generation of Gener and its subsidiaries in Chile was 1,714 GWh during the first quarter of 2004 as compared to 1,083 GWh during the same period in 2003. The increase was due to higher marginal costs in the SIC during the first three months of 2004 as result of drier weather conditions as compared to same period in 2003. Gener and its subsidiaries' total thermal and hydroelectric generation in the SIC was 1,743 GWh, of which 1,227 GWh was thermal. In the SING, generation was 487 GWh during the first three months of 2004 as compared to 498 GWh for the same period in 2003.

    Energy purchase costs in Chile decreased by Ch$3,793 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. Energy purchase costs in the SIC decreased by Ch$3,954 million for the first quarter of 2004 as compared to the same period in 2003 due to a 364 GWh reduction in the amount purchased, despite a 53% increase in the average purchase price, mainly due to transmission restrictions in the central area and to drier weather conditions during the first month of the 2004. In the SING, energy purchase costs increased by Ch$161 million for the first quarter of 2004 as compared to the same period in 2003 due to an 18 GWh increase in the amount purchased, despite a 1% decrease in the average purchase price.

    Capacity purchase costs in Chile increased by Ch$2,040 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. In the SIC, energy purchase costs increased by Ch$1,582 million for the first quarter of 2004 as compared to the same period in 2003 as a result of a positive capacity readjustment in February 2003 in the amount of Ch$1,044 million and an increase in purchases of Ch$ 539 million, as a result of a 178 MW increase in the amount purchased, despite a 9% decrease in the average purchase price. In the SING, capacity purchase costs increased by Ch$458 million for the first quarter of 2004 as compared to the same period in 2003 due to a positive Ch$587 million capacity readjustment in February 2003 by Norgener. Disregarding this capacity readjustment, there was a Ch$129 million decrease in capacity purchases, as a result of a 13 MW decrease in the amount purchased and a 22% decrease in the average sales price.

    Colombia

    Variable operating costs decreased by Ch$2,932 million to Ch$9,505 million for the three-month period ended March 31, 2004 from Ch$12,437 million for the same period in 2003 mainly due to a Ch$3,443 million decrease in energy purchase costs (due to a 97 GWh decrease in physical purchases of energy) and a 20% decrease in average prices. Costs related to our provisions of AGC frequency regulation increased by Ch$367 million and other costs increased by Ch$405 million.

    Generation during the first quarter of 2004 was 1,067 GWh as compared with 616 GWh during the same period in 2003. This generation increase resulted from the development of a more efficient reservoir.

    Fixed Costs

    Fixed costs decreased by Ch$460 million to Ch$16,909 million for the three-month period ended March 31, 2004 from Ch$17,370 million for the same period in 2003, primarily due to a decrease in depreciation costs as a result of lower exchange rate effects over our foreign subsidiaries' costs.

    Administrative and Selling Expenses

    Administrative and selling expenses decreased by Ch$73 million to Ch$4,202 million for the three-month period ended March 31, 2004 from Ch$4,275 million for the same period in 2003. This decrease was mainly due to a Ch$537 million decrease in insurance, third-party services, technology systems and communications costs, partially offset by a Ch$464 million increase in personnel adjustment and social benefit costs, taxes and other items.

    Operating Income

    Consolidated operating income decreased by Ch$1,552 million to Ch$30,176 million for the three-month period ended March 31, 2004 from Ch$31,728 million for the same period in 2003 primarily due to the impact of the higher dispatch of our thermal plants, which significantly increased our fuel consumption costs.

    Non-Operating Income
	Three months ended March 31 (in millions of Ch$)
	2004	2003
Financial income	3,127	11,037
Other non-operating income	2,056	573
Total non-operating income	5,183	11,610

    Total non-operating income decreased by Ch$6,427 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. This decrease was due to a Ch$7,910 million decrease in financial income as a result of the accrual of interest on an existing loan between Gener and its parent company, Inversiones Cachagua, which was repaid on February 27, 2004 and which also accrued interest at a lower rate during 2004.

    The decrease in financial income was partially offset by a Ch$1,483 million increase in other non-operating income from our Energy Trade subsidiary, although profits from forward agreements were lower by Ch$163 million.

    Non-Operating Expenses

	Three months ended March 31 (in millions of Ch$)
	2004	2003
Financial expense	11,973	16,509
Other non-operating expense	6,618	3,417
Total non-operating expense	18,592	19,926

    Financial expense decreased by Ch$4,535 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 due to a decrease in short and long-term liabilities of Energy Trade, Norgener, TermoAndes and InterAndes.

    Other non-operating expenses increased by Ch$3,201 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. This increase was mainly due to a Ch$2,456 million increase in losses on forward agreements relating to coverage for our February dividend payment and to a Ch$1,171 million increase in amortization of costs relating to our new private placement of 400 million notes in U.S. dollars, issued on March 22, 2004.

    Investment in Equity-Method Investees
	Three months ended March 31 (in millions of Ch$)
	2004	2003
Gains from investment in related companies	951	518
Loss from investment in related companies	(1,397)	(955)
Amortization of goodwill	(190)	(194)
Total gains (losses) from investment in related companies	(636)	(631)

    Losses from equity-method investees increased by Ch$5 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 primarily due to losses at Guacolda, which were only partially offset by profits at Gasoducto GasAndes Argentina and Itabo.

    For the three-month period ended March 31, 2004, Guacolda had a loss of Ch$2,793 million as compared to a profit of Ch$554 million for the same period in 2003. This decrease was primarily the result of a Ch$2,854 million decrease in operating income mainly due to a Ch$1,461 million increase in transmission system usage costs and a Ch$1,056 million increase in fuel consumption. Guacolda's non-operating income increased to Ch$5,378 for the first quarter of 2004 from Ch$4,147 for the first quarter of 2003 as a result of a less negative impact from exchange rate differences.

    For the three-month period ended March 31, 2004, income of Gasoducto GasAndes Argentina, a company in which Gener has a 13% interest, increased to Ch$2,035 million from Ch$1,265 million for the same period in 2003. Income of GasAndes, a Chilean company in which Gener has the same percentage ownership interest, increased to Ch$470 million for the three-month period ended March 31, 2004 from Ch$395 million for the same period in 2003.

    Itabo, in which Gener has a 25% interest, had a Ch$2,420 million profit for the three-month period ended March 31, 2004, as compared to a Ch$3,811 million loss for the same period in 2003. This increase was the result of an increase in operating income and non-operating income, the latter boosted by higher financial income and lower financial expenses.

    Minority Interest

    Minority interest decreased by Ch$51 million for the first quarter of 2004 as compared to the same period in 2003 primarily due to an investment adjustment in Electrica Santiago.

    Price level Restatement and Exchange Rate Differences Applied

    Price-level restatement generated a profit of Ch$923 million for the first quarter of 2004 as compared to a loss of Ch$4,695 million for the same period in 2003. The CPI factor applied for the first quarter of 2004 was 0.5%, the same as in the first quarter of 2003.

    Exchange rate differences generated a positive effect of Ch$4,459 million for the first quarter of 2004 as compared to Ch$6,439 million for the same period in 2003. This impact was mainly due to a nominal devaluation of the peso of 3.8% over the first quarter of 2004, as compared with a nominal devaluation of 1.8% over the same period in the prior year.

    Tax on income

    The negative effect on income tax was Ch$8,759 million for the first quarter of 2004 as compared to Ch$8,746 million for the first quarter of 2003.

    Net Income

    For the three-month period ended March 31, 2004, we recorded net income of Ch$10,600 million as compared to Ch$15,421 million for the same period in 2003. Financial expenses decreased 28% as a result of amortizations performed during 2003 and in the first quarter of 2004. Moreover, the completion of our debt restructuring program in the second quarter of 2004 is expected to have a positive effect for the remainder of fiscal 2004.

    Ratios

		March	March
Profitability		2004	2003
Return-on assets (1)	(%)	0,59	0,81
Return-on-equity (1)	(%)	1,37	1,95
Yield of operating assets(2)	(%)	2,38	2,72
Net income/Share (3)	(pesos)	1,87	2,74

  Return-on-assets and return-on-equity are calculated considering net income for the three months ending March 31 of each year.

  Operating assets considered for this calculation, which is based on the three month period ending March 31, are the total fixed assets amount.

  Net income per share was calculated considering the number of paid-in shares at March 31 and the calculation is based on net income for the three month period ending on that date.

Return-on-assets profitability decreased in the first quarter of 2004 as a result of net income of Ch$10,600 million, as compared to net income of Ch$15,421 million for the same period in 2003. Return on equity also decreased as a result of lower profits during the first quarter of 2004.

Operating assets ratios decreased in the first quarter of 2004 due to a decrease of Ch$1,552 million in the operating income primarily as a result of a Ch$3,361 million decrease in revenues, which was partially offset by a Ch$1,736 million decrease in operating costs.

The decrease in profit per share was due to a decrease in net income as there was no variation in the total number of shares.

  Analysis of differences between book values, market and/or economic values of main assets

  Fixed assets decreased by Ch$151,415 million, mainly due to the depreciation during the period. Regardless of this effect, fixed assets increased due to the exchange rate variation effect over Termoandes, Interandes and Chivor assets, companies which account their assets in dollars according to Technical Bulleting N. 64 of the Chilean Association of Accounts, which states that investments are controlled in U.S. dollars whenever activities are not an extension of the parent company and such companies operate in economic unstable countries.

  On the other hand, current assets had a significant decrease due to (i) the maturity and repayment of the mercantile current account by our parent company, Inversiones Cachagua, (ii) the dividend payment we made in February, (iii) the partial advanced redemption of the Yankee Bonds and Convertible Notes and (iv) the expenses we incurred related to the new US$ 400 million note placement in dollars we closed in March.

  Other assets showed a decrease as a consequence of a decrease in investment in equity-method investees explained by lower income obtained during this first quarter and by the negative variation on the other items.

  Company assets are valued according to general accepted accounting principles in Chile and the instructions set out by the Superintendencia de Valores y Seguros (Securities and Insurances Superintendence). Based on present conditions, our management believes that the economic value of Chivor S.A. E.S.P. and Termoandes and Interandes is lower than their respective book value. In Chivor's case, this is mainly a consequence of the regulatory changes which have considerably reduced its income, and also due to electric price restrictions and lower growth in electricity demand in Colombia. In TermoAndes and InterAndes cases the main reason are the overcapacity in the Chilean northern system and the dispatch restrictions established by the CDEC SING. Nevertheless, in both cases, there is no evidence that the operation of these companies will permanently show lower incomes to cover all their costs, including fixed assets depreciation. Under these circumstance and according to Technical Bulletin N. 33, paragraph 25 and Technical Bulletin N. 64, paragraph 47, no adjustment to the book value of the mentioned assets has been made.

  Analysis of the most significant variations occurred during the period, in the market share, in the competition encountered and in relative share.

Market:

AES Gener S.A.'s generation activity in Chile is conducted through two main electrical systems.: the Sistema Interconectado Central (SIC), covering from the south of region II to region X, and the Sistema Interconectado del Norte Grande (SING), covering from region I and part of region II.

SIC: During the period January-March 2004, the increase in electricity sales in the SIC was 8.1% as compared to a 6.2% increase in the same period in 2003. The average marginal cost in dollars for the first quarter of 2004 was 32.2 mills/kWh (Alto Jahuel 220 kV) versus 14.9 mills/kWh for same period in the previous year. This marginal cost increase is explained mainly by transmission restrictions in the central area and less hydro generation during the first months of 2004 before the beginning of the rainy season. The average marginal cost in pesos was 19.1 Ch$/kWh in the quarter ended March 31, 2004 compared to 11.0 Ch$/KWh in the quarter ended March 31, 2003.

SING: The increase in electric energy demand in the SING during the period January to March 2004 was 5.1%, while during the period January to March 2003 increase in sales reached 8.1%. The average marginal cost in dollars during the analyzed period was 19.2 mills/kWh, higher than the average marginal cost for 2003 which was 15.1 mills/kWh. The average marginal cost in pesos was 11.3 Ch$/kWh in the quarter ended March 31, 2004 compared to 10.3 Ch$/KWh in the quarter ended March 31, 2003.

Colombia: Chivor is one of the main operators in the SIN. During the period January-March 2004, electric demand on the SIN showed an increase of 3.3% when compared to the same period in the previous year. Due to wetter hydrological conditions in the period, stock marginal average prices in Colombia have decreased to a Ch$68/kWh level for the first quarter of 2004, as compared to Ch$73/kWh during the same period in 2003.

Capability and relative share :

During 2004, the contribution of Gener plants increased compared to the same period in 2003, (749 GWh) due to higher marginal cost in the system and the demand increase in the SIC (637 GWh). In the first quarter of 2004, Gener's group of companies, including Guacolda, accounted for 27% of the total generation in the SIC, while during the same period in 2003 the contribution was 20%.

In the SING, total net generation increased by 6% and the contribution of Gener's group of companies (Norgener and Termoandes) was 17.8% very similar to the 18.8% registered in the first quarter of 2003.

In Colombia, Chivor sales represented 14.1% of the total demand for electricity in Colombia in the first quarter of 2004, compared to 10.2% for the same period in 2003. This increase was generated as a result of more favorable hydrological conditions, which allowed Chivor to increase its sales in the spot market.

V. Description and analysis of the main components of net cash flows provided by operating, investment and funding activities the corresponding period.

Total net cash flows for the first quarter of 2004 was positive by Ch$158,511 million, while for the same period in 2003 was positive by Ch$484 million. This significant difference of Ch$158,027 million between both periods is a consequence of a higher cash flow of Ch$175,109 million related to our recapitalization plan, which included the payment of the mercantile current account by our parent company, Inversiones Cachagua, our voluntary advanced redemption of a portion of the Yankee Bonds and Convertible Notes and the issuance of U.S. dollar notes with maturity in the year 2014. Although not completed by the closing of the first quarter financial statements for 2004, the restructuring of the debt of our subsidiaries TermoAndes and InterAndes was consummated in April. In addition, the redemption of all of our outstanding Convertible Notes occurred in May.

Operating activities generated a positive cash flow of Ch$18,230 million for the first quarter in 2004, Ch$827 million lower than the same period in 2003 of Ch$19,057 million, explained by lower income from sales and others expenses (Ch$18,538 million) offset by: (i) an increase in financial income (Ch$2,491 million) due to higher cash balance and other income by Ch$870 million, (ii) a decrease in costs paid to service providers (Ch$11,985 million) and (iii) lower interest payments (Ch$2,366 million).

Financial activities generated a negative cash flow of Ch$20,756 million during the first quarter of 2004, compared to the negative flow of Ch$4,501 million for the same period in 2003. The difference of Ch$16,255 million is explained mainly by (i) higher loan payment of Ch$188,380 million for the voluntary advanced redemption of a portion of the Yankee Bonds and Convertible Notes, (ii) higher dividend payments in February 2004 of Ch$57,326 million and (iii) expenses related to the issuance of U.S.$ 400 million notes, which at the same time generated higher income of Ch$246,202 million, offsetting the higher expense disbursement already mentioned.

Investment activities generated cash flow of Ch$161,036 million in the first quarter 2004, compared to Ch$14,072 million of disbursement in the same period in 2003. This difference of Ch$175,109 million is explained by higher distributions received from and less loans to equity-method investees and other related companies by Ch$186,830 and the repayment of the mercantile current account in February 2004 by our parent company, Inversiones Cachagua, all of which were offset by (i) major investment in financial instruments, (iii) higher investment disbursement (Ch$4,923 million) and (iv) less asset incorporation (Ch$1,587 million).

VI. Analysis of Market Risk

Although we have no formal coverage policies for risks related to exchange rate and interest rate movements, management is constantly evaluating alternatives to determine the convenience of performing coverage contracts in order to minimize the risks.

Interest rate

At March 31, 2004, 79% of our long term debt was at fixed rates and 21% was at a variable rates. All long term debt at variable rates were denominated in U.S. dollars and accrued Libor rates of interest. At March 31, 2004,, our main floating rate exposure related to loans of Chivor (U.S.$284 million) and Energía Verde S.A. (U.S.$24 million).

Exchange rate

At March 31, 2004 almost 98% of our long term obligations that accrued interest was exposed to the variation in the exchange rate between the U.S. dollar and the Chilean peso. The remaining 2% are obligations denominated in UF (Eléctrica Santiago notes for an equivalent of 1,086,000 UF).

Other risks associated to the electricity market

Tariff setting formula: In general, our Chilean revenues are related to the node price which is set by the authorities every six months. The main components of the tariff setting formula for the node price are expressed in U.S. dollars. This generates a natural hedge for fluctuation of the U.S. dollar in relation to the Chilean peso.

Fuel Price : As we are a company with mixed generation facilities, mainly thermal, fuel price variation, such as coal, natural gas and diesel, affects our cost of production.

Electrical regulation: In March 2004, the Ley Corta or Short Law was enacted. This Law, among other measures, reduces the price adjustment band from 10% to 5%, and clarifies the means by which transmission costs are determined. Our management believes that transmission costs will not increased significantly as a result of the Short Law.

Curtailment of Natural Gas Supply From Argentina: In March 2004, the Argentine government issued certain resolutions which restricts natural gas exports to Chile. These restrictions, if permanent, may increase electricity prices in the markets where we operate and may consequently have a negative impact on our operating margins.

Composition of operating revenues and costs in foreign currency for the first quarter of each year.

Item	Currency	2004	2003
		%	%
Operating	Dollar (U.S.$)	97	97
Revenues	Uf and Indexed	-	-
	Non indexed	3	3

Operating	Dollar (U.S.$)	68	68
Costs	UF and Indexed	20	21
	Non Indexed	12	11

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	June 2, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer